EXHIBIT 21.1
SUBSIDIARIES OF TRAVELZOO

Subsidiaries	Jurisdiction
Beijing Travelzoo Travel Information Technology Limited	China
JFC Travel Group Co. (60%)	Delaware
Travelzoo (Asia) Limited	Hong Kong
Travelzoo (Australia) Pty Limited	Australia
Travelzoo (Canada) Inc.	Canada
Travelzoo (China) Limited	Hong Kong
Travelzoo (Europe) Limited	United Kingdom
Travelzoo (Hong Kong) Limited (liquidation began in 2020)	Hong Kong
Travelzoo (Shanghai) Media Co. Ltd.	China
Travelzoo Local Inc.	Delaware
Travelzoo Local (Australia) Pty Limited	Australia
Travelzoo Local (Hong Kong) Limited (liquidation began in 2020)	Hong Kong